EXHIBIT 99.1

Innate Pharma to Host Virtual Investor Event to Highlight Progress Against Company Strategy

Company to highlight lacutamab data in mycosis fungoides and share data on its next-generation NK cell engager platform, ANKET™

MARSEILLE, France, June 16, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it will host a virtual investor event on Wednesday, June 23, 2021, at 2 p.m. CEST / 8 a.m. EDT.

The event will feature presentations and an interactive Q&A session from the Company's executive leadership team as well as Martine Bagot, M.D., Ph.D., Professor and Head of the Dermatology Department at the Saint-Louis Hospital, University of Paris, France.

Pr. Bagot will present preliminary mycosis fungoides data from the Company’s Phase 2 TELLOMAK trial evaluating its lead product, lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody in development for T-cell lymphomas. This preliminary data will be presented as an oral presentation at the 16th International Conference on Malignant Lymphoma (16-ICML) on June 22.

Additionally, the Company’s Chief Scientific Officer, Pr. Eric Vivier, DVM, Ph.D., will present preclinical data from ANKET™ (Antibody-based NK cell Engager Therapeutics), Innate’s proprietary platform for developing next-generation, multi-functional NK cell engagers. These new data were presented at the Federation of Clinical Immunology Societies (FOCIS) Virtual Annual Meeting on June 10.

Details for the Virtual Event
Date: Wednesday, June 23rd 2021 Time: 2-3.30 p.m. CEST/8-9.30 a.m. EDT
The live webcast of the event will be available at the following link: https://edge.media-server.com/mmc/p/drfhb3j8

A telephone number will also be made available. Participants may register in advance of the event at http://emea.directeventreg.com/registration/7149928. Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call. Call reminders will also be sent to registered participants via e-mail the day prior to the event.

A replay of the webcast will be archived on Innate’s website for 90 days following the event.

This information can also be found in the Investors section of the Innate website, www.innate-pharma.com.

About ANKET™
ANKET™ (Antibody-based NK cell Engager Therapeutics) is Innate Pharma's proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and a cytokine (IL-2v) in a single molecule. This leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In preclinical studies, Innate's tri-1 and tetra-specific technology has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About Lacutamab:
Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, which is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral t-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About TELLOMAK:
TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with advanced T-cell lymphomas (TCL) in the United States and Europe. TELLOMAK is expected to recruit up to 150 patients, with lacutamab evaluated:

  As a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab.
  As a single agent in approximately 90 patients with mycosis fungoides (MF) who have received at least two systemic therapies.

In patients with MF, the study is designed to evaluate the effect of lacutamab according to KIR3DL2 expression. The study comprises two cohorts in MF, testing lacutamab in KIR3DL2 expressing and non-expressing patients determined at baseline. These cohorts follow a Simon 2-stage design that will terminate early if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective response rate. Key secondary endpoints are progression-free survival, duration of response, quality of life and adverse events.

About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer (NK) cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

1 Gauthier et al., Cell 2019